SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Glenfarne Merger Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

378579205**
(CUSIP Number)

April 5, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The Class A Common Stock has no CUSIP number. The CUSIP number for the units which include the Class A Common Stock is 378579205.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378579205	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Owl Creek Credit Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 378579205	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 378579205	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,330,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,330,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 378579205	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Jeffrey A. Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,330,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,330,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 378579205	13G	Page 6 of 11 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Glenfarne Merger Corp. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 292 Madison Avenue, 19th Floor, New York, NY 10017.

Item 2(a).	NAME OF PERSON FILING:

This Statement is filed by:

(i) Owl Creek Credit Opportunities Master Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands ("Owl Creek Credit Fund"), with respect to the shares of Class A Common Stock directly held by it;

(ii) Owl Creek Advisors, LLC, a Delaware limited liability company ("Owl Creek Advisors"), the general partner of Owl Creek Credit Fund, with respect to the shares of Class A Common Stock directly held by Owl Creek Credit Fund;

(iii) Owl Creek Asset Management, L.P., a Delaware limited partnership (the "Investment Manager"), the investment manager of Owl Creek Credit Fund and a sub-advisor to a sub-account of a pooled investment vehicle (the "Managed Account"), with respect to the shares of Class A Common Stock directly held by Owl Creek Credit Fund and the Managed Account; and

(iv) Jeffrey A. Altman ("Mr. Altman"), as managing member of the general partner of the Investment Manager, with respect to the shares of Class A Common Stock directly held by Owl Creek Credit Fund and the Managed Account.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

CUSIP No. 378579205	13G	Page 7 of 11 Pages

Item 2(c).	CITIZENSHIP:

The Investment Manager is a limited partnership organized under the laws of the State of Delaware. Owl Creek Credit Fund is an exempted limited partnership organized under the laws of the Cayman Islands. Owl Creek Advisors is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER:

The Class A Common Stock has no CUSIP number. The CUSIP number for the units which include the Class A Common Stock is 378579205.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

CUSIP No. 378579205	13G	Page 8 of 11 Pages

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 25,810,000 shares of Class A Common Stock, reported to be outstanding in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on March 22, 2021 after giving effect to the completion of the offering and the simultaneous private placement, all as described therein.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 378579205	13G	Page 9 of 11 Pages

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 378579205	13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 14, 2021

/s/ Jeffrey A. Altman
Jeffrey A. Altman, (i) individually, (ii) as managing member of Owl Creek Advisors, LLC, (x) for itself and (y) as general partner of Owl Creek Credit Opportunities Master Fund, L.P. and (iii) as managing member of the general partner of Owl Creek Asset Management, L.P., (x) for itself and (y) as investment manager to Owl Creek Credit Opportunities Master Fund, L.P.

CUSIP No. 378579205	13G	Page 11 of 11 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: April 14, 2021

/s/ Jeffrey A. Altman
Jeffrey A. Altman, (i) individually, (ii) as managing member of Owl Creek Advisors, LLC, (x) for itself and (y) as general partner of Owl Creek Credit Opportunities Master Fund, L.P. and (iii) as managing member of the general partner of Owl Creek Asset Management, L.P., (x) for itself and (y) as investment manager to Owl Creek Credit Opportunities Master Fund, L.P.